Exhibit 99.1

PRIMEGA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE PERIOD ENDED 30 SEPTEMBER 2024

	For the period ended 30 Sept
	2023 (unaudited)	2024 (unaudited)
	USD	USD
Revenue	5,871,375	9,573,479
Revenue - related company	-	-
	5,871,375	9,573,479
Cost of sales	(3,965,734)	(7,714,821)
Cost of sales - related company	(527,237)	(450,340)
	(4,492,971)	(8,165,161)

Gross profit	1,378,404	1,408,318

Operating expenses:
General and administrative expenses	(668,635)	(784,754)
Total operating expenses	(668,635)	(784,754)

Income from operations	709,769	623,564

Other income/(expense)	64,971	(125,426)
Interest expense	(98,227)	(93,880)

Income before tax expense	676,513	404,258
Income tax expense	(90,249)	(77,792)

Net income	586,264	326,466

PRIMEGA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

FOR THE PERIOD ENDED 30 SEPTEMBER 2024

	As of March 31,	As of Sept 30,
	2024	2024
		(unaudited)
	USD	USD
Assets
Current assets:
Cash and cash equivalents	489,435	855,466
Accounts receivable, net	4,911,202	6,461,772
Accounts receivable, net - related company	392,686	179,818
Prepayment, deposits and other receivable	873,819	2,551,617
Deferred costs	1,102,393	-

Total current assets	7,769,535	10,048,673

Property, plant and equipment	315,895	239,021
Right-of-use assets – Finance lease	4,764,246	3,968,190
Right-of-use assets – Operating lease	85,634	76,433
Retention receivable (Non-current)	432,629	484,183
Total non-current assets	5,598,404	4,767,827

TOTAL ASSETS	13,367,939	14,816,500

Liabilities
Current liabilities:
Borrowings	94,435	95,169
Finance lease liabilities – current	775,042	748,135
Finance lease liabilities – current - related company	437,982	378,262
Operating lease liabilities – current	79,958	65,354
Contract liabilities	836,911	1,221,526
Accounts payable, accruals, and other current
liabilities	2,292,108	969,297
Accounts payable - related company	279,498	356,363
Amount due to a related company	156,248	156,248
Amount due to a director	196,906	327,675
Income tax payable	369,667	424,065
Total current liabilities	5,518,755	4,742,094

Non-current liabilities
Borrowings	949,684	903,135
Finance lease liabilities - non-current	1,492,062	1,091,061
Finance lease liabilities - non-current - related company	679,369	582,912
Operating lease – non-current	27,099	14,115
Deferred tax liabilities	411,174	419,231
Total non-current liabilities	3,559,388	3,010,454

TOTAL LIABILITIES	9,078,143	7,752,548

Shareholders’ equity
Ordinary shares	1,125	1,200
Additional paid in capital	1,282	2,448,897
Retained earnings	4,287,389	4,613,855
Total shareholders’ equity	4,289,796	7,063,952

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,367,939	14,816,500